Exhibit 99.1

April 15, 2015

Dear Shareholders:

I would like to provide you with an update on our ongoing Series B warrant conversions as was referenced in a Form 8K, which we filed on March 20, 2015 with the Securities and Exchange Commission.

As part of the underwritten public offering which we closed on October 29, 2014, resulting in net proceeds to us of $5.5 million, we issued Series B warrants to the investors. These Series B warrants convert into shares of our common stock, based on a market price formula, which is detailed in the Series B warrant agreement.  We were required to provide these Series B warrants as a final condition to funding the offering.

As of April 14, 2015, 1,312,904 Series B warrants have been exercised, and 843,346 Series B warrants remain to be exercised.  Inclusive of issuance of shares of our common stock issued for the exercise of Series B warrants through April 14, 2015, we have 70,552,439 shares of our common stock issued and outstanding.

In the initial Form S -1 we filed last summer, our original capital raising goal was well in excess of what was actually raised. Thus, we were required to allocate some of the funds originally intended for operational and working capital uses to fund some one time unplanned cash burn items, the most notable being the retirement of subordinated debt in December 2014. The result of these shortfalls and continuing our transition to a business based solely on PbC technology, for which significant project revenues have not yet been realized, we continue to have a “going concern” status as a result of our current financial position. We also continue to explore various strategic collaborations with third parties to better achieve PbC commercialization and funding options.

We believe that these factors have significantly contributed to the clearly unexpected and marked decrease in the market price of our common stock. Absent a prompt and marked increase in the market price for our common stock, which we do not believe is a near term likelihood, we will not have sufficient authorized shares to honor all remaining exercises of our Series B warrants as well as other equity issuance obligations.   At a stock price of $.05, we estimate that we would need an additional 65 million shares authorized to satisfy conversion of the rest of the Series B warrants remaining as of April 14, 2015 and other equity issuance obligations that we are required to honor, and at the $.03 level, the estimated number is 115 million. At the $.01 level, the estimated number jumps to 385 million. Once we have issued up to our currently authorized 100 million shares of common stock, we will not be able to accept any further exercise notices of Series B warrants until we have replenished the pool of authorized and unissued shares.

We are evaluating various methodologies to make sufficient authorized and unissued shares available to cover all of our equity obligations, including either an increase in authorized shares or a reverse split of our issued and outstanding stock. In light of the fact that we intend to use our best efforts to remain listed on the NASDAQ Capital Market, which requires us to meet, among other things, the $1.00 minimum bid requirement, and to be better situated to structure strategic deals and funding, we believe that the latter method would best serve our shareholders.

While we review this process, in the best interests of our shareholders, we would ask the holders of Series B warrants to please bear with us and utilize restraint in exercising any remaining Series B warrants until we are able to gain shareholder approval for a mechanism to make unissued shares available to honor exercises.

We plan to act expeditiously and anticipate filing an appropriate proxy statement to seek shareholder approval for an increase in authorized shares or reverse split in an expeditious manner.

Thank you for your understanding and continuing support.

Very truly yours,

/s/ Donald F. Farley

Donald F. Farley

Chairman of the Board

3601 Clover Lane ● New Castle, Pa 16105 ● Tel: 724.654.9300 ● Fax: 724.654.3300 ● Toll Free: 877.324.9300

www.axionpower.com